SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 22, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

Enclosures:

Nokia stock exchange release dated July 22, 2010: Nokia Q2 2010 net sales EUR 10.0 billion, non-IFRS EPS EUR 0.11 (reported EPS EUR 0.06)

INTERIM REPORT

July 22, 2010 at 13:00 (CET+1)

Nokia Q2 2010 net sales EUR 10.0 billion, non-IFRS EPS EUR 0.11 (reported EPS EUR 0.06)

Nokia operating cash flow of EUR 944 million

	Non-IFRS second quarter 2010 results(1),(2)
EUR million	Q2/2010	Q2/2009	YoY Change	Q1/2010	QoQ Change
Net sales	10 005	9 913	1%	9 522	5%
Devices & Services	6 800	6 586	3%	6 663	2%
NAVTEQ	253	148	71%	189	34%
Nokia Siemens Networks	3 039	3 199	-5%	2 718	12%

Operating profit	660	775	-15%	820	-20%
Devices & Services	647	802	-19%	804	-20%
NAVTEQ	50	19	163%	41	22%
Nokia Siemens Networks	51	2		15

Operating margin	6.6%	7.8%		8.6%
Devices & Services	9.5%	12.2%		12.1%
NAVTEQ	19.8%	12.8%		21.7%
Nokia Siemens Networks	1.7%	0.1%		0.6%

EPS, EUR Diluted	0.11	0.15	-27%	0.14	-21%

	Reported second quarter 2010 results(2)
EUR million	Q2/2010	Q2/2009	YoY Change	Q1/2010	QoQ Change
Net sales	10 003	9 912	1%	9 522	5%
Devices & Services	6 799	6 586	3%	6 663	2%
NAVTEQ	252	147	71%	189	33%
Nokia Siemens Networks	3 039	3 199	-5%	2 718	12%

Operating profit	295	427	-31%	488	-40%
Devices & Services	643	763	-16%	831	-23%
NAVTEQ	-81	-100		-77
Nokia Siemens Networks	-179	-188		-226

Operating margin	2.9%	4.3%		5.1%
Devices & Services	9.5%	11.6%		12.5%
NAVTEQ	-32.1%	-68.0%		-40.7%
Nokia Siemens Networks	-5.9%	-5.9%		-8.3%

EPS, EUR Diluted	0.06	0.10	-40%	0.09	-33%

Note (1) relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in this press release on pages 2-3, 14-16 and 18.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. A reconciliation of the non-IFRS results to our reported results for Q2 2010 and Q2 2009 can be found in the tables on pages 11-12 and 14-18 of this press release. A reconciliation of our Q1 2010 non-IFRS results can be found on pages 10 and 12-16 of our Q1 2010 Interim Report of April 22, 2010.

Note (2): Nokia reported net sales were EUR 19 525 million and earnings per share (diluted) were EUR 0.16 for the period from January 1 to June 30, 2010. Further information about the results for the period from January 1 to June 30, 2010 can be found in this press release on pages 9-10, 12, 19-21 and 22.

SECOND QUARTER 2010 HIGHLIGHTS

•                  Nokia net sales of EUR 10.0 billion, up 1% year-on-year and 5% sequentially (down 4% and up 2% at constant currency).

•                  Devices & Services net sales of EUR 6.8 billion, up 3% year-on-year and 2% sequentially (down 2% and 1% at constant currency).

•                  Services net sales of EUR 158 million, up 7% sequentially; billings of EUR 295 million, up 29% sequentially.

•                  Nokia total mobile device volumes of 111.1 million units, up 8% year-on-year and 3% sequentially.

•                  Nokia converged mobile device (smartphone and mobile computer) volumes of 24.0 million units, up 42% year-on-year and 12% sequentially.

•                  Nokia mobile device ASP (including services revenue) of EUR 61, down from EUR 62 in Q1 2010.

•                  Devices & Services gross margin of 30.2%, down from 34.0% in Q2 2009 and 32.4% in Q1 2010.

•                  Devices & Services non-IFRS operating margin of 9.5%, down from 12.2% in Q2 2009 and 12.1% in Q1 2010.

•                  NAVTEQ non-IFRS net sales of EUR 253 million, up 71% year-on-year and 34% sequentially (up 69% and 30% at constant currency).

•                  Nokia Siemens Networks net sales of EUR 3.0 billion, down 5% year-on-year and up 12% sequentially (down 11% and up 10% at constant currency).

•                  Nokia Siemens Networks non-IFRS operating margin of 1.7%, up from 0.1% in Q2 2009 and 0.6% in Q1 2010.

•                  Nokia operating cash flow of EUR 944 million.

•                  Total cash and other liquid assets of EUR 9.5 billion at the end of Q2 2010.

•                  Nokia taxes were unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. If Nokia’s estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately half a Euro cent higher.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“Despite facing continuing competitive challenges, we ended the second quarter with several reasons to be optimistic about our future. For one, the global handset market has continued to grow at a healthy pace, led by some of the less mature markets where Nokia is strong. We are also encouraged by the solid second quarter performance of our Mobile Phones business, helped by an improving line-up of affordable models.

In smartphones, we continue to renew our portfolio. We believe that the Nokia N8, the first of our Symbian^3 devices, will have a user experience superior to that of any smartphone Nokia has created. The Nokia N8 will be followed soon thereafter by further Symbian^3 smartphones that we are confident will give the platform broader appeal and reach, and kick-start Nokia’s fightback at the higher end of the market.”

INDUSTRY AND NOKIA OUTLOOK

•                  Nokia expects Devices & Services net sales to be between EUR 6.7 billion and EUR 7.2 billion in the third quarter 2010.

•                  Nokia expects its non-IFRS operating margin in Devices & Services to be between 7% to 10% in the third quarter 2010.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks’ net sales to be between EUR 2.7 billion and EUR 3.1 billion in the third quarter 2010.

•                  Nokia and Nokia Siemens Networks expect the non-IFRS operating margin in Nokia Siemens Networks to be between -2% and 2% in the third quarter 2010.

•                  Nokia continues to expect industry mobile device volumes to be up approximately 10% in 2010, compared to 2009 (based on its revised definition of the industry mobile device market applicable beginning in 2010).

•                  Nokia continues to target its mobile device volume market share to be flat in 2010, compared to 2009.

•                  Nokia continues to expect its mobile device value market share to be slightly lower in 2010, compared to 2009.

•                  Nokia continues to target non-IFRS operating expenses in Devices & Services of approximately EUR 5.7 billion in 2010.

•                  Nokia targets Devices & Services non-IFRS operating margin of 10% to 11% in 2010. This provides quantification in line with the June 16, 2010, revised target for Devices & Services non-IFRS operating margin for 2010 to be at the lower end of, or below, the previous target of 11% to 13%. Nokia continues to expect Devices & Services non-IFRS operating margin during the fourth quarter 2010 to be higher than the currently targeted full year Devices & Services non-IFRS operating margin.

•                  Nokia and Nokia Siemens Networks continue to expect a flat market in Euro terms for the mobile and fixed infrastructure and related services market in 2010, compared to 2009.

•                  Nokia and Nokia Siemens Networks now target Nokia Siemens Networks to maintain its market share in 2010. This is an update to Nokia and Nokia Siemens Networks earlier target for Nokia Siemens Networks to grow faster than the market in 2010.

•                  Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks to reduce its non-IFRS annualized operating expenses and production overheads by EUR 500 million by the end of 2011, compared to the end of 2009.

•                  Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks non-IFRS operating margin of breakeven to 2% in 2010.

SECOND QUARTER 2010 FINANCIAL HIGHLIGHTS

(Comparisons are given to the second quarter 2009 results, unless otherwise indicated.)

The non-IFRS results exclusions

Q2 2010 — EUR 365 million consisting of:

•                  EUR 114 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 131 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 4 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and MetaCarta in Devices & Services

Q1 2010 — EUR 332 million (net) consisting of:

•                  EUR 125 million restructuring charge and other associated items in Nokia Siemens Networks.

•                  EUR 29 million gain on sale of assets and a business in Devices & Services.

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks.

•                  EUR 118 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ.

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services.

Q2 2009 — EUR 348 million (net) consisting of:

•                  EUR 22 million of impairment of intangible assets in Devices & Services

•                  EUR 83 million restructuring charge in Devices & Services

•                  EUR 68 million gain on sale of security appliance business in Devices & Services

•                  EUR 69 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 121 million of intangible assets amortization and other purchase price related items arising from the formation of Nokia Siemens Networks

•                  EUR 119 million of intangible assets amortization and other purchase price related items arising from the acquisition of NAVTEQ

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services.

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

Nokia’s second quarter 2010 net sales increased 1% to EUR 10.0 billion, compared with EUR 9.9 billion in the second quarter 2009. At constant currency, group net sales would have decreased 4% year-on-year.

The following chart sets out the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

SECOND QUARTER 2010 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales – reported	1%	5%
Group net sales - constant currency(1)	-4%	2%

Devices & Services net sales – reported	3%	2%
Devices & Services net sales - constant currency(1)	-2%	-1%

NAVTEQ net sales – reported	71%	33%
NAVTEQ net sales - constant currency(1)	69%	30%

Nokia Siemens Networks net sales – reported	-5%	12%
Nokia Siemens Networks net sales - constant currency(1)	-11%	10%

Note (1): Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s second quarter 2010 reported operating profit decreased to EUR 295 million, compared with EUR 427 million in the second quarter 2009. Nokia’s second quarter 2010 non-IFRS operating profit decreased 15% to EUR 660 million, compared with EUR 775 million in the second quarter 2009. Nokia’s second quarter 2010 reported operating margin was 2.9% (4.3%). Nokia’s second quarter 2010 non-IFRS operating margin was 6.6% (7.8%).

Operating cash flow for the second quarter 2010 was EUR 944 million. The operating cash flow for the second quarter 2009 was EUR 716 million. Total cash and other liquid assets were EUR 9.5 billion at end of the second quarter 2010, compared with EUR 7.0 billion at the end of the second quarter 2009. At the end of the second quarter 2010, Nokia’s net debt-equity ratio (gearing) was —27%, compared with -10% at the end of the second quarter 2009.

Devices & Services

As previously disclosed and discussed below, multiple factors negatively impacted Nokia’s Devices & Services business during the second quarter 2010, and we expect this to continue during the third quarter 2010.

Net Sales.  Second quarter 2010 Devices & Services net sales increased 3% to EUR 6.8 billion, compared with EUR 6.6 billion in the second quarter 2009. At constant currency, Devices & Services net sales would have decreased 2% year-on-year. The net sales increase resulted primarily from higher volumes in most regions driven by stronger demand, partially offset by an ASP decline, compared to the second quarter 2009. Net sales in the second quarter 2010 were adversely impacted by the competitive environment, particularly in the high end of the market.

The following chart sets out Devices & Services net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

(EUR million)	Q2/2010	Q2/2009	YoY Change	Q1/2010	QoQ Change
Europe	2 173	2 158	1%	2 186	-1%
Middle East & Africa	934	1 038	-10%	1 005	-7%
Greater China	1 373	1 136	21%	1 458	-6%
Asia-Pacific	1 543	1 568	-2%	1 363	13%
North America	223	264	-16%	219	2%
Latin America	553	422	31%	432	28%
Total	6 799	6 586	3%	6 663	2%

Of our total Devices & Services net sales, services contributed EUR 158 million in the second quarter 2010, compared with EUR 148 million in the first quarter 2010. Services billings in the second quarter 2010 were EUR 295 million, compared with EUR 228 million in the first quarter 2010. Due to the divestment of the security appliance business in April 2009, services net sales of EUR 140 million and billings of EUR 207 million in the second quarter 2009 are not directly comparable to services net sales and billings in the second quarter 2010.

The following chart sets out our Devices & Services net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES NET SALES BY CATEGORY

(EUR million)	Q2/2010	Q2/2009(3)	YoY Change(3)	Q1/2010	QoQ Change
Mobile phones(1)	3 369	3 514	-4%	3 325	1%
Converged mobile devices(2)	3 429	3 064	12%	3 338	3%
Total	6 799	6 586	3%	6 663	2%

Note (1): Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note (2): Smartphones and mobile computers, including the services and accessories sold with them.

Note (3): Does not include the net sales of the security appliance business that was divested in April 2009.

Volume and Market Share.  In the second quarter 2010, the total mobile device volumes of Devices & Services were 111.1 million units, representing an increase of 8% year-on-year and 3% sequentially. The overall industry mobile device volumes for the same period were 338 million units based on Nokia’s preliminary estimate, representing an increase of 14% year-on-year and 5% sequentially. Nokia’s preliminary estimated mobile device market share was 33% in the second quarter 2010, down from an estimated 35% in the second quarter 2009 and unchanged from an estimated 33% in the first quarter 2010 (based on Nokia’s revised definition of the industry mobile device market share applicable beginning in 2010 and applied retrospectively to 2009 for comparative purposes only).

Of the total industry mobile device volumes, converged mobile device industry volumes in the second quarter 2010 increased to 59.0 million units, based on Nokia’s preliminary estimate, compared with an estimated 41.0 million units in the second quarter 2009 and 52.6 million units in the first quarter 2010. Our own converged mobile device volumes, comprising our smartphones and mobile computers, were 24.0 million units in the second quarter 2010, an increase of 42% compared with 16.9 million units in the second quarter 2009 and 12% compared with 21.5 million units in the first quarter 2010. Nokia’s preliminary estimated share of the converged mobile device market was 41% in the second quarter 2010, compared with an estimated 41% in the second quarter 2009 and an estimated 41% in the first quarter 2010.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year–on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q2/2010	Q2/2009	YoY Change	Q1/2010	QoQ Change
Europe	26.1	23.3	12%	23.9	9%
Middle East & Africa	21.0	18.9	11%	22.2	-5%
Greater China	19.3	18.6	4%	21.1	-9%
Asia-Pacific	30.8	30.3	2%	29.2	5%
North America	2.6	3.2	-19%	2.7	-4%
Latin America	11.2	8.9	26%	8.7	29%
Total	111.1	103.2	8%	107.8	3%

Nokia’s 8% year-on-year increase in global mobile device volumes was primarily driven by an improved demand environment as economic conditions had improved in most regions compared with the difficult economic conditions of the second quarter 2009. This improvement was offset to some extent by lower demand for our mobile devices in North America. On a sequential basis, Nokia’s 3% increase in global mobile device volumes primarily reflected a seasonal increase in demand in Latin America, Europe and Asia-Pacific offset to some extent by a seasonal decrease in demand in Greater China and by lower demand for our mobile devices in Middle East & Africa and North America.

Average Selling Price.  Our mobile device average selling price (ASP) in the second quarter 2010 was EUR 61, down from EUR 64 in the second quarter 2009 and from EUR 62 in the first quarter 2010 (including services revenue applied retrospectively to 2009 for comparative purposes only). The lower year-on-year ASP was primarily due to a higher proportion of lower-priced converged mobile device sales and price pressure, particularly in certain high-end smartphones, offset to some extent by converged mobile devices representing a greater proportion of our overall mobile device volumes in the second quarter 2010. On a sequential basis, our lower ASP was primarily driven by price pressure, particularly in certain high-end smartphones, offset to some extent by the appreciation of certain currencies against the Euro and converged mobile devices representing a greater proportion of our overall mobile device volumes in the second quarter 2010. Our converged mobile device ASP in the second quarter 2010 was EUR 143, down from EUR 155 in the first quarter 2010 and EUR 181 in the second quarter 2009. The year-on-year and sequential declines in our converged mobile devices ASPs were mainly driven by an increase in the proportion of such devices sold at lower price points consistent with our strategy to reach wider groups of consumers, as well as price pressure in certain high-end smartphones in the second quarter 2010.

The following chart sets out our Devices & Services ASP for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES AVERAGE SELLING PRICE BY CATEGORY

(EUR)	Q2/2010	Q2/2009	YoY Change	Q1/2010	QoQ Change
Mobile phones(1)	39	41	-5%	39	0%
Converged mobile devices(2)	143	181	-21%	155	-8%
Total	61	64	-4%	62	-1%

Note (1): Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note (2): Smartphones and mobile computers, including the services and accessories sold with them.

Profitability. Devices & Services gross profit (reported and non-IFRS) decreased 8% to EUR 2.1 billion, compared with EUR 2.2 billion in the second quarter 2009, with a gross margin (reported and non-IFRS) of 30.2% (34.0%). Devices &

Services gross margin (reported and non-IFRS) was 32.4% in the first quarter 2010. The year-on-year and sequential gross margin declines were primarily due to price pressure, particularly in certain high-end smartphones, offset to some extent by converged mobile devices representing a greater proportion of our overall mobile device volumes in the second quarter 2010, compared to the second quarter 2009 and first quarter 2010. Sequentially, the gross margin decline was also due to the depreciation of the Euro against certain currencies, which led to higher cost of goods sold, and our foreign exchange hedging having a smaller positive one-quarter impact on the gross margin, as well as a mix shift towards sales of lower-gross margin converged mobile devices. During the latter part of the second quarter 2010, Devices & Services net sales and cost of goods sold were somewhat negatively impacted by industry-wide shortages of certain components and we see this situation continuing through the third quarter 2010.

Devices & Services reported operating profit decreased 16% to EUR 643 million, compared with EUR 763 million in the second quarter 2009, with a reported operating margin of 9.5% (11.6%). Devices & Services non-IFRS operating profit decreased 19% to EUR 647 million, compared with EUR 802 million in the second quarter 2009, with a non-IFRS operating margin of 9.5% (12.2%). The 19% year-on-year decrease in non-IFRS operating profit for the second quarter 2010 was driven primarily by the lower gross margin. Our operating expenses in the second quarter 2010 were also adversely impacted by the depreciation of the Euro against certain currencies, compared to the second quarter 2009.

Nokia will deliver a family of smartphones based on the Symbian^3 software platform that is targeted to offer a clearly improved user experience, a high standard of quality, and competitive value to consumers. We plan to start shipping the Nokia N8, the first Symbian^3 device, towards the end of the third quarter 2010. The Nokia N8 will be followed soon thereafter by further Symbian^3 smartphones that will give the platform broader appeal and reach.

NAVTEQ

Net Sales.  Second quarter 2010 NAVTEQ reported net sales increased 71% year-on-year to EUR 252 million, compared with EUR 147 million in the second quarter 2009, benefiting from improved conditions in the automotive industry and growth in mobile device sales. At constant currency, NAVTEQ net sales would have increased 69% year-on-year.

Profitability.  In the second quarter 2010, NAVTEQ’s reported gross profit increased to EUR 205 million, compared with EUR 125 million in the second quarter 2009, with a gross margin of 81.3% (85.7%). Non-IFRS gross profit was EUR 206 million (EUR 127 million), with a non-IFRS gross margin of 81.4% (85.8%). In the second quarter 2010, NAVTEQ’s reported operating loss decreased to EUR 81 million, compared with a EUR 100 million loss in the second quarter 2009. The reported operating margin was -32.1% (-68.0%). NAVTEQ’s non-IFRS operating profit was EUR 50 million (EUR 19 million), with a non-IFRS operating margin of 19.8% (12.8%) in the second quarter 2010.

Nokia Siemens Networks

Net Sales. Second quarter 2010 net sales decreased 5% to EUR 3.0 billion, compared with EUR 3.2 billion in the second quarter 2009. The decrease was primarily due to the ongoing industry-wide issue related to security clearances in India, which is preventing the completion of product sales to customers, and shortages of certain components that are affecting the broader industry; we see both of these situations continuing during the third quarter 2010. At constant currency, Nokia Siemens Networks net sales would have decreased 11% year-on-year. Of total Nokia Siemens Networks net sales, services contributed EUR 1.4 billion in the second quarter 2010.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

(EUR million)	Q2/2010	Q2/2009	YoY Change	Q1/2010	QoQ Change
Europe	1 136	1 209	-6%	1 065	7%
Middle East & Africa	400	459	-13%	297	35%
Greater China	357	353	1%	275	30%
Asia-Pacific	594	648	-8%	632	-6%
North America	181	208	-13%	153	18%
Latin America	371	322	15%	296	25%
Total	3 039	3 199	-5%	2 718	12%

Profitability. Nokia Siemens Networks reported gross profit increased 1% to EUR 869 million, compared with EUR 860 million in the second quarter 2009, with a gross margin of 28.6% (26.9%). Nokia Siemens Networks non-IFRS gross profit increased 4% to EUR 937 million, compared with EUR 897 million in the second quarter 2009, with a non-IFRS gross margin of 30.8% (28.0%). The higher year-on-year non-IFRS gross profit in the second quarter 2010 was primarily due to continued progress on product cost reductions and a favorable regional mix, compared to the second quarter 2009.

Nokia Siemens Networks second quarter 2010 reported operating loss was EUR 179 million, compared with a reported operating loss of EUR 188 million in the second quarter 2009, with a reported operating margin of -5.9% (-5.9%). Nokia Siemens Networks non-IFRS operating profit was EUR 51 million in the second quarter 2010, compared with a non-IFRS operating profit of EUR 2 million in the second quarter 2009, with a non-IFRS operating margin of 1.7% (0.1%). The year-on-year improvement in Nokia Siemens Networks non-IFRS operating result was primarily due to the improved gross margin.

Q2 2010 OPERATING HIGHLIGHTS

Devices & Services

•                  Nokia continued to build the various elements of, and attract consumers to, Ovi. Highlights for the quarter included the following:

•                  To support the expansion of Ovi, Nokia acquired MetaCarta Inc. to obtain its geographic intelligence technology and expertise, and Novarra Inc., whose mobile browser and services platform will be used by Nokia to deliver enhanced Internet experiences on Nokia’s Series 40-based mobile phones.

•                  Nokia continued to expand elements of Ovi into different markets. For example, Nokia brought its unlimited music downloads offering to China and India, as well as expanded the footprint of Ovi Life Tools, its data and entertainment service, to China.

•                  Ovi continued to gain further traction with consumers. For example, cumulative downloads of Ovi Maps, the free navigation offering, reached more than 17 million by the end of the quarter. Nokia also began including the offering in all its GPS-enabled smartphones out-of-the-box.

•                  Nokia took a significant step to building greater presence for Ovi on the web, announcing a worldwide strategic alliance with Yahoo! that will see the two companies leverage each others’ strengths in e-mail, instant messaging and maps and navigation services. As part of the alliance, Nokia will be the exclusive, global provider of Yahoo!’s maps and navigation services, integrating Ovi Maps across Yahoo! properties, branded as “powered by Ovi”, while Yahoo! will become the exclusive, global provider of Nokia’s Ovi Mail and Ovi Chat services branded as “Ovi Mail / Ovi Chat powered by Yahoo!”.

•                  Nokia and Microsoft launched Microsoft Communicator Mobile, the first application developed together as part of their alliance around mobile productivity. The application is available to owners of selected Nokia Eseries devices through Ovi Store.

•                  Nokia continued to grow and enhance the usability of Ovi Store for consumers and publishers. The release of Ovi Store 1.7 during the second quarter delivers improvements to browsing and search consumer experience. Nokia’s most popular devices each have access to more than 13 000 content items (including apps) in the store. Ovi App Wizard achieved 1 million downloads in just 10 weeks since launch with thousands of partners publishing thousands of apps. The store has been attracting on average more than 1.7 million downloads a day. Additionally, 90% of Nokia consumers who can access Ovi Store can now do so in their local language (where Ovi Store supports at least one of the country’s primary languages), while more than 80% of those with local language availability can also purchase from Ovi Store in their local currency.

•                  Nokia launched the Nokia N8, the first Nokia smartphone based on the next-generation Symbian^3 software that is targeted to offer a clearly improved user experience, a higher standard of quality, and competitive value to consumers. The Nokia N8 also offers industry-leading imaging, video and entertainment capabilities.

•                  Nokia launched a trio of Nokia C1 phones, one of which features a 2-in-1 double SIM solution. Nokia also launched the Nokia C2, a dual SIM device with dual standby capability.

•                  Nokia launched the Nokia Bicycle Charger Kit, an alternative charging solution built especially for people with limited access to electricity.

•                  Nokia started shipments of the Nokia C3, a mobile phone featuring a full QWERTY keyboard and optimized for messaging and social networking.

•                  Nokia launched the Nokia C6, a messaging-optimized smartphone with a 3.2-inch HD touchscreen display, a slide out four-row QWERTY keyboard and a 5 megapixel camera.

•                  Nokia launched the Nokia E5, a messaged-optimized smartphone that builds on the success of the Nokia E71 and Nokia E72.

•                  Nokia strengthened its portfolio of devices based on China’s TD-SCDMA standard with the launch of the Nokia X5 and the Nokia C5.

•                  Nokia launched the Nokia X2, featuring dual speakers, dedicated music keys, an FM stereo radio and support for up to 16GB of storage via a microSD card.

•                  Nokia started shipments of the Nokia E73 Mode, a QWERTY smartphone exclusively for T-Mobile customers in the United States.

NAVTEQ

•                  NAVTEQ announced the following:

•                  The launch of full, navigable map coverage of Bulgaria and Egypt, as well as a completely updated addressing system in the Kingdom of Saudi Arabia.

•                  The launch of NAVTEQ Traffic Patterns, NAVTEQ Lonely Planet Trips and NAVTEQ LocationPoint Advertising in Australia.

•                  An expanded visual content offering for its Singapore map, including 3D Landmarks, Enhanced 3D City Models, Junction View image and Sign-As-real images.

•                  Successful advertiser trials in Europe with McDonald’s and Best Western powered by NAVTEQ’s LocationPoint Advertising platform.

•                  Garmin’s selection of NAVTEQ Traffic for its first European connected PND service.

•                  An expanded agreement with the United States National Geospatial Intelligence Agency under the Homeland Security Infrastructure Program for utilization of NAVTEQ map data.

•                  The addition of the Lonely Planet Travel Guide™ to the NAVTEQ map of India.

Nokia Siemens Networks

•                  Nokia Siemens Networks smart device solutions, which allow improved battery life, better coverage and faster download speeds, were deployed in London to improve user experience on the O2 network. Similar contracts were agreed with many operators including Elisa in Finland, Mosaic Telecom in the United States, SFR in France, Indosat in Indonesia, Cable & Wireless Communications in the UK, Cell C in South Africa and Qatar Telecom in Qatar.

•                  Nokia Siemens Networks signed a full operation and maintenance managed services contract with Mobile TeleSystems in Russia, a seven-year service management and equipment supply agreement with Vodafone Hutchison in Australia and a large services contract with Telefónica O2 to expand network capacity across Germany.

•                  In April, Nokia Siemens Networks signed a EUR 750 million frame agreement with China Mobile and China Unicom to continue providing GSM, WCDMA and TD-SCDMA mobile network equipment and solutions.

•                  Nokia Siemens Networks complemented its portfolio with TD-LTE support using its common software definable Flexi Multiradio Base Station including trials in China and Taiwan, interoperability tests with Samsung devices as well as launch of the TD-LTE Open Lab in China.

•                  Nokia Siemens Networks continued to prepare for commercial LTE deployments with technological world-first trials, including a 75 kilometer LTE call with Telstra in Australia, the launch of Self Organizing Networks offering for LTE to reduce human error and cost, and started production of LTE-ready Flexi Multiradio Base Station radio frequency modules for 800 MHz spectrum suitable for rural areas.

•                  Nokia Siemens Networks achieved industry firsts with the unveiling of a migration path to 400-Gigabit-per-second optical transport and a next generation packet optical transport solution to help operators cut their costs. During the quarter Nokia Siemens Networks also delivered a major optical transport network upgrade to Aurora, Australia.

•                  T-Mobile UK and 3 UK awarded Nokia Siemens Networks a GBP 400 million contract to build Europe’s largest shared network (MBNL) and will offer smartphone and dongle customers the biggest 3G coverage in the United Kingdom. The HSDPA 3G network already offers outdoor coverage to more than 90% of Britain’s population.

•                  Vodafone Portugal selected Nokia Siemens Networks Service Broker, which is based on an OpenCloud platform and will enable the seamless convergence of legacy services with new data services, to satisfy growing subscriber demand for personalized services.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: www.nokia.com/press, www.navteq.com/about/press.html, www.nokiasiemensnetworks.com/press

NOKIA IN THE SECOND QUARTER 2010

(The following discussion is of Nokia’s reported results. Comparisons are given to the second quarter 2009 results, unless otherwise indicated.)

Nokia’s net sales increased 1% to EUR 10 003 million (EUR 9 912 million). Net sales of Devices & Services increased 3% to
EUR 6 799 million (EUR 6 586 million). Net sales of NAVTEQ increased 71% to EUR 252 million (EUR 147 million). Net sales of Nokia Siemens Networks decreased 5% to EUR 3 039 million (EUR 3 199 million).

Operating profit decreased 31% to EUR 295 million (EUR 427 million), representing an operating margin of 2.9% (4.3%). Operating profit in Devices & Services decreased 16% to EUR 643 million (EUR 763 million), representing an operating margin of 9.5% (11.6%). Operating loss in NAVTEQ was EUR 81 million (operating loss EUR 100 million), representing an operating margin of -32.1% (-68.0%). Operating loss in Nokia Siemens Networks was EUR 179 million (operating loss EUR 188 million), representing an operating margin of -5.9% (-5.9%). Group Common Functions reported expense totaled EUR 33 million (EUR 48 million).

In the period from April to June 2010, net financial expense was EUR 68 million (EUR 61 million). Profit before tax was
EUR 221 million (EUR 380 million). Profit was EUR 104 million (EUR 287 million), based on a profit of EUR 227 million (EUR 380 million) attributable to equity holders of the parent and a loss of EUR 123 million (loss of EUR 93 million) attributable to non-controlling interests. Earnings per share decreased to EUR 0.06 (basic) and to EUR 0.06 (diluted), compared with EUR 0.10 (basic) and EUR 0.10 (diluted) in the second quarter of 2009.

NOKIA IN JANUARY — JUNE 2010

(The following discussion is of Nokia’s reported results. Comparisons are given to the January-June 2009 results, unless otherwise indicated.)

Nokia’s net sales increased 2% to EUR 19 525 million (EUR 19 186 million). Net sales of Devices & Services increased 6% to EUR 13 462 million (EUR 12 759 million). Net sales of NAVTEQ were EUR 441 million (EUR 279 million). Net sales of Nokia Siemens Networks decreased 7% to EUR 5 757 million (EUR 6 189 million).

Operating profit increased 62% to EUR 783 million (EUR 482 million), representing an operating margin of 4.0% (2.5%). Operating profit in Devices & Services increased 13% to EUR 1 474 million (EUR 1 310 million), representing an operating margin of 10.9% (10.3%). Operating loss in NAVTEQ was EUR 158 million (loss of EUR 220 million), representing an operating margin of -35.8% (-78.9%). Operating loss in Nokia Siemens Networks was EUR 405 million (loss of EUR 549 million), representing an operating margin of -7.0% (-8.9%). Corporate Common Functions reported expense totaled EUR 53 million (EUR 59 million).

In the period from January to June 2010, net financial expense was EUR 141 million (net financial expense EUR 138 million). Profit before tax was EUR 632 million (EUR 368 million). Profit was EUR 279 million (EUR 291 million), based on a profit of EUR 576 million (EUR 502 million) attributable to equity holders of the parent and a loss of EUR 297 million (loss EUR 211 million) attributable to non-controlling interests. Earnings per share increased to EUR 0.16 (basic) and EUR 0.16 (diluted), compared with EUR 0.14 (basic) and EUR 0.13 (diluted) in January-June 2009.

PERSONNEL

The average number of employees during the period from January to June 2010 was 126 876, of which the average number of employees at Nokia Siemens Networks was 64 759. At June 30, 2010, Nokia employed a total of 129 746 people (120 827 people at June 30, 2009), of which 65 251 were employed by Nokia Siemens Networks (60 983 people at June 30, 2009).

SHARES

The total number of Nokia shares at June 30, 2010 was 3 744 956 052. At June 30, 2010, Nokia and its subsidiary companies owned 36 112 670 Nokia shares, representing approximately 1.0 % of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	4-6/2010	4-6/2009	4-6/2010	4-6/2009

Net sales	10,003	9,912	10,005	9,913
Cost of sales	-6,932	-6,685	-6,864	-6,648

Gross profit	3,071	3,227	3,141	3,265
Research and development expenses	-1,483	-1,458	-1,338	-1,326
Selling and marketing expenses	-1,005	-1,003	-897	-898
Administrative and general expenses	-286	-304	-270	-263
Other income	35	143	35	75
Other expenses	-37	-178	-11	-78

Operating profit	295	427	660	775
Share of results of associated companies	-6	14	-6	14
Financial income and expenses	-68	-61	-68	-61

Profit before tax	221	380	586	728
Tax	-117	-93	-182	-204

Profit	104	287	404	524

Profit attributable to equity holders of the parent	227	380	419	552
Loss attributable to non-controlling interests	-123	-93	-15	-28
	104	287	404	524

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.06	0.10	0.11	0.15
Diluted	0.06	0.10	0.11	0.15

Average number of shares (1 000 shares)
Basic	3,708,820	3,704,819	3,708,820	3,704,819
Diluted	3,711,938	3,711,297	3,711,938	3,711,297

Depreciation and amortization, total	463	443	212	201

Share-based compensation expense, total	13	9	13	9

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-6/2010	1-6/2009	1-6/2010	1-6/2009

Net sales	19,525	19,186	19,527	19,189
Cost of sales	-13,376	-13,056	-13,237	-12,958

Gross profit	6,149	6,130	6,290	6,231
Research and development expenses	-2,916	-2,958	-2,618	-2,684
Selling and marketing expenses	-1,939	-1,965	-1,722	-1,753
Administrative and general expenses	-546	-584	-502	-513
Other income	138	199	109	131
Other expenses	-103	-340	-77	-123

Operating profit	783	482	1,480	1,289
Share of results of associated companies	-10	24	-10	24
Financial income and expenses	-141	-138	-141	-138

Profit before tax	632	368	1,329	1,175
Tax	-353	-77	-469	-321

Profit	279	291	860	854

Profit attributable to equity holders of the parent	576	502	935	909
Loss attributable to non-controlling interests	-297	-211	-75	-55
	279	291	860	854

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.16	0.14	0.25	0.25
Diluted	0.16	0.13	0.25	0.24

Average number of shares (1 000 shares)
Basic	3,708,650	3,702,362	3,708,650	3,702,362
Diluted	3,712,468	3,718,775	3,712,468	3,718,775

Depreciation and amortization, total	900	905	413	420

Share-based compensation expense, total	19	-16	19	-16

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	4-6/2010	Y-o-Y change, %	4-6/2009	1-12/2009

Europe	3,334	-2	3,418	14,790
Middle-East & Africa	1,343	-11	1,503	5,605
Greater China	1,737	16	1,491	6,429
Asia-Pacific	2,145	-3	2,220	8,967
North America	513	-4	534	2,061
Latin America	931	25	746	3,132

Total	10,003	1	9,912	40,984

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.06.10	Y-o-Y change, %	30.06.09	31.12.09

Europe	56,070	-7	59,996	57,490
Middle-East & Africa	4,630	11	4,164	4,172
Greater China	19,183	31	14,596	15,774
Asia-Pacific	26,707	20	22,236	24,382
North America	8,241	2	8,074	7,911
Latin America	14,915	27	11,761	13,824

Total	129,746	7	120,827	123,553

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 4-6/2010	Special items & PPA 4-6/2010	Non-IFRS 4-6/2010	Reported 4-6/2009	Special items & PPA 4-6/2009	Non-IFRS 4-6/2009

Net sales (1)	6,799	1	6,800	6,586	—	6,586
Cost of sales	-4,747	—	-4,747	-4,345	—	-4,345

Gross profit	2,052	1	2,053	2,241	—	2,241
% of net sales	30.2		30.2	34.0		34.0

Research and development expenses (2)	-740	3	-737	-733	2	-731
% of net sales	10.9		10.8	11.1		11.1

Selling and marketing expenses	-587	—	-587	-599	—	-599
% of net sales	8.6		8.6	9.1		9.1

Administrative and general expenses	-101	—	-101	-106	—	-106
% of net sales	1.5		1.5	1.6		1.6

Other income and expenses (3)	19	—	19	-40	37	-3

Operating profit	643	4	647	763	39	802
% of net sales	9.5		9.5	11.6		12.2

(1) Deferred revenue related to acquisitions of EUR 1 million in Q2/10.

(2) Amortization of acquired intangible assets of EUR 3 million in Q2/10 and EUR 2 million in Q2/09

(3) Restructuring charges of EUR 83 million, impairment of assets EUR 22 million and gain on sale of security business of EUR 68 million in Q2/09.

NAVTEQ, EUR million

(unaudited)

	Reported 4-6/2010	Special items & PPA 4-6/2010	Non-IFRS 4-6/2010	Reported 4-6/2009	Special items & PPA 4-6/2009	Non-IFRS 4-6/2009

Net sales (1)	252	1	253	147	1	148
Cost of sales	-47	—	-47	-21		-21

Gross profit	205	1	206	126	1	127
% of net sales	81.3		81.4	85.7		85.8

Research and development expenses (2)	-197	98	-99	-158	88	-70
% of net sales	78.2		39.1	107.5		47.3

Selling and marketing expenses (3)	-68	32	-36	-55	30	-25
% of net sales	27.0		14.2	37.4		16.9

Administrative and general expenses	-18	—	-18	-15	—	-15
% of net sales	7.1		7.1	10.2		10.1

Other income and expenses	-3	—	-3	2	—	2

Operating profit	-81	131	50	-100	119	19
% of net sales	-32.1		19.8	-68.0		12.8

(1) Deferred revenue related to acquisitions of EUR 1 million in Q2/10 and EUR 1 million in Q2/09.

(2) Amortization of acquired intangibles of EUR 98 million in Q2/10 and EUR 88 million in Q2/09.

(3) Amortization of acquired intangibles of EUR 32 million in Q2/10 and EUR 30 million in Q2/09.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 4-6/2010	Special items & PPA 4-6/2010	Non-IFRS 4-6/2010	Reported 4-6/2009	Special items & PPA 4-6/2009	Non-IFRS 4-6/2009

Net sales	3,039	—	3,039	3,199	—	3,199
Cost of sales (1)	-2,170	68	-2,102	-2,339	37	-2,302

Gross profit	869	68	937	860	37	897
% of net sales	28.6		30.8	26.9		28.0

Research and development expenses (2)	-545	44	-501	-566	42	-524
% of net sales	17.9		16.5	17.7		16.4

Selling and marketing expenses (3)	-349	76	-273	-349	75	-274
% of net sales	11.5		9.0	10.9		8.6

Administrative and general expenses (4)	-140	16	-124	-149	41	-108
% of net sales	4.6		4.1	4.7		3.4

Other income and expenses (5)	-14	26	12	16	-5	11

Operating profit	-179	230	51	-188	190	2
% of net sales	-5.9		1.7	-5.9		0.1

(1) Restructuring charges of EUR 68 million in Q2/10 and EUR 37 million in Q2/09.

(2) Reversal of restructuring charges of EUR 1 million and amortization of acquired intangibles of EUR 45 million in Q2/10. Reversal of restructuring charges of EUR 3 million and amortization of acquired intangibles of EUR 45 million in Q2/09.

(3) Restructuring charges of EUR 5 million and amortization of acquired intangibles of EUR 71 million in Q2/10. Restructuring charges of EUR 4 million and amortization of acquired intangibles of EUR 71 million in Q2/09.

(4) Restructuring charges of EUR 16 million in Q2/10 and EUR 41 million in Q2/09.

(5) Restructuring charges of EUR 26 million in Q2/10. Reversal of restructuring charges of EUR 10 million and amortization of acquired intangibles of EUR 5 million in Q2/09.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 4-6/2010	Special items & PPA 4-6/2010	Non-IFRS 4-6/2010	Reported 4-6/2009	Special items & PPA 4-6/2009	Non-IFRS 4-6/2009

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	-1	—	-1	-1	—	-1

Selling and marketing expenses	-1	—	-1	—	—	—

Administrative and general expenses	-27	—	-27	-34	—	-34

Other income and expenses	-4	—	-4	-13	—	-13

Operating profit	-33	—	-33	-48	—	-48

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

NOKIA GROUP

	Reported 4-6/2010	Special items & PPA 4-6/2010	Non-IFRS 4-6/2010	Reported 4-6/2009	Special items & PPA 4-6/2009	Non-IFRS 4-6/2009

Net sales (1)	10,003	2	10,005	9,912	1	9,913
Cost of sales (2)	-6,932	68	-6,864	-6,685	37	-6,648

Gross profit	3,071	70	3,141	3,227	38	3,265
% of net sales	30.7		31.4	32.6		32.9

Research and development expenses (3)	-1,483	145	-1,338	-1,458	132	-1,326
% of net sales	14.8		13.4	14.7		13.4

Selling and marketing expenses (4)	-1,005	108	-897	-1,003	105	-898
% of net sales	10.0		9.0	10.1		9.1

Administrative and general expenses (5)	-286	16	-270	-304	41	-263
% of net sales	2.9		2.7	3.1		2.7

Other income and expenses (6)	-2	26	24	-35	32	-3

Operating profit	295	365	660	427	348	775
% of net sales	2.9		6.6	4.3		7.8

Share of results of associated companies	-6		-6	14		14
Financial income and expenses	-68		-68	-61		-61

Profit before tax	221	365	586	380	348	728
Tax	-117	-65	-182	-93	-111	-204

Profit	104	300	404	287	237	524

Profit attributable to equity holders of the parent	227	192	419	380	172	552
Profit attributable to non-controlling interests	-123	108	-15	-93	65	-28
	104	300	404	287	237	524

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.06		0.11	0.10		0.15
Diluted	0.06		0.11	0.10		0.15

Average number of shares (1 000 shares)
Basic	3,708,820		3,708,820	3,704,819		3,704,819
Diluted	3,711,938		3,711,938	3,711,297		3,711,297

Depreciation and amortization, total	463	-251	212	443	-242	201

Share-based compensation expense, total	13	—	13	9	—	9

(1) Deferred revenue related to acquisitions of EUR 2 million Q2/10 and EUR 1 million in Q2/09.

(2) Restructuring charges of EUR 68 million in Q2/10 and EUR 37 million in Q2/09.

(3) Amortization of acquired intangible assets of EUR 146 million and reversal of restructuring charges of EUR 1 million in Q2/10. Amortization of acquired intangible assets of EUR 135 million and reversal of restructuring charges of EUR 3 million in Q2/09.

(4) Restructuring charges of EUR 5 million and amortization of acquired intangible assets of EUR 103 million in Q2/10. Restructuring charges of 4 million and amortization of acquired intangible assets of EUR 101 million in Q2/09.

(5) Restructuring charges of EUR 16 million in Q2/10 and EUR 41 million in Q2/09.

(6) Restructuring charges of EUR 26 million in Q2/10. Restructuring charges of EUR 73 million, amortization of acquired intangible assets of EUR 5 million, impairment of intangible assets of EUR 22 million and gain on sale of security appliance business of EUR 68 million in Q2/09.

CONSOLIDATED INCOME STATEMENT, IFRS, EUR million

(unaudited)

	4-6/2010	4-6/2009	1-6/2010	1-6/2009	1-12/2009

Net sales	10,003	9,912	19,525	19,186	40,984
Cost of sales	-6,932	-6,685	-13,376	-13,056	-27,720

Gross profit	3,071	3,227	6,149	6,130	13,264
Research and development expenses	-1,483	-1,458	-2,916	-2,958	-5,909
Selling and marketing expenses	-1,005	-1,003	-1,939	-1,965	-3,933
Administrative and general expenses	-286	-304	-546	-584	-1,145
Goodwill impairment	—	—	—	—	-908
Other income	35	143	138	199	338
Other expenses	-37	-178	-103	-340	-510

Operating profit	295	427	783	482	1,197
Share of results of associated companies	-6	14	-10	24	30
Financial income and expenses	-68	-61	-141	-138	-265

Profit before tax	221	380	632	368	962
Tax	-117	-93	-353	-77	-702

Profit	104	287	279	291	260

Profit attributable to equity holders of the parent	227	380	576	502	891
Loss attributable to non-controlling interests	-123	-93	-297	-211	-631

	104	287	279	291	260

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.06	0.10	0.16	0.14	0.24
Diluted	0.06	0.10	0.16	0.13	0.24

Average number of shares (1 000 shares)
Basic	3,708,820	3,704,819	3,708,650	3,702,362	3,705,116
Diluted	3,711,938	3,711,297	3,712,468	3,718,775	3,721,072

Depreciation and amortization, total	463	443	900	905	1,784

Share-based compensation expense, total	13	9	19	-16	13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

(unaudited)

	4-6/2010	4-6/2009	1-6/2010	1-6/2009	1-12/2009

Profit	104	287	279	291	260

Other comprehensive income
Translation differences	1,076	-549	1,977	-161	-563
Net investment hedge gains (+) / losses (-)	-277	61	-506	34	114
Cash flow hedges	-94	96	-327	-288	25
Available-for-sale investments	24	-5	40	-11	48
Other increase/decrease, net	21	2	-30	-13	-7
Income tax related to components of other comprehensive income	65	-42	167	60	-44

Other comprehensive income, net of tax	815	-437	1,321	-379	-427

Total comprehensive income	919	-150	1,600	-88	-167

Total comprehensive income attributable to equity holders of the parent	1,047	-90	1,922	112	429
non-controlling interests	-128	-60	-322	-200	-596
	919	-150	1,600	-88	-167

NET SALES BY REPORTABLE SEGMENT, EUR million

(unaudited)

	4-6/2010	4-6/2009	1-6/2010	1-6/2009	1-12/2009

Devices & Services	6,799	6,586	13,462	12,759	27,853
NAVTEQ	252	147	441	279	670
Nokia Siemens Networks	3,039	3,199	5,757	6,189	12,574
Inter-segment eliminations	-87	-20	-135	-41	-113
Nokia Group	10,003	9,912	19,525	19,186	40,984

OPERATING PROFIT BY REPORTABLE SEGMENT, EUR million

(unaudited)

	4-6/2010	4-6/2009	1-6/2010	1-6/2009	1-12/2009

Devices & Services	643	763	1,474	1,310	3,314
NAVTEQ	-81	-100	-158	-220	-344
Nokia Siemens Networks	-179	-188	-405	-549	-1,639
Group common functions	-33	-48	-53	-59	-134
Eliminations (1)	-55	—	-75	—	—
Nokia Group	295	427	783	482	1,197

(1) Elimination of profits recorded in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS  enabled smartphones.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

ASSETS	30.06.2010	30.06.2009	31.12.2009
Non-current assets
Capitalized development costs	87	204	143
Goodwill	6,035	6,290	5,171
Other intangible assets	2,535	3,348	2,762
Property, plant and equipment	1,967	2,011	1,867
Investments in associated companies	131	69	69
Available-for-sale investments	632	510	554
Deferred tax assets	1,610	2,129	1,507
Long-term loans receivable	62	37	46
Other non-current assets	5	8	6
	13,064	14,606	12,125
Current assets
Inventories	2,216	1,973	1,865
Accounts receivable	7,837	8,725	7,981
Prepaid expenses and accrued income	4,736	4,571	4,551
Current portion of long-term loans receivable	26	13	14
Other financial assets	385	393	329
Investments at fair value through profit and loss, liquid assets	642	689	580
Available-for-sale investments, liquid assets	3,189	1,205	2,367
Available-for-sale investments, cash equivalents	3,298	3,434	4,784
Bank and cash	2,334	1,666	1,142
	24,663	22,669	23,613
Total assets	37,727	37,275	35,738

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	288	299	279
Treasury shares	-669	-697	-681
Translation differences	1,394	216	-127
Fair value and other reserves	-78	-198	69
Reserve for invested non-restricted equity	3,164	3,178	3,170
Retained earnings	9,196	9,739	10,132
	13,541	12,783	13,088
Non-controlling interests	1,804	2,085	1,661
Total equity	15,345	14,868	14,749

Non-current liabilities
Long-term interest-bearing liabilities	4,247	4,079	4,432
Deferred tax liabilities	1,229	1,510	1,303
Other long-term liabilities	98	67	66
	5,574	5,656	5,801
Current liabilities
Current portion of long-term loans	14	53	44
Short-term borrowing	1,114	1,393	727
Other financial liabilities	802	152	245
Accounts payable	5,581	5,276	4,950
Accrued expenses	6,660	6,580	6,504
Provisions	2,637	3,297	2,718
	16,808	16,751	15,188
Total shareholders’ equity and liabilities	37,727	37,275	35,738
Interest-bearing liabilities	5,375	5,525	5,203
Shareholders’ equity per share, EUR	3.65	3.45	3.53
Number of shares (1 000 shares) (1)	3,708,843	3,707,428	3,708,262

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	1-6/2010	1-6/2009	1-12/2009
Cash flow from operating activities
Profit attributable to equity holders of the parent	576	502	891
Adjustments, total	1,164	977	3,390
Change in net working capital	873	602	140
Cash generated from operations	2,613	2,081	4,421
Interest received	46	76	125
Interest paid	-117	-75	-256
Other financial income and expenses, net	-19	-533	-128
Income taxes paid	-624	-557	-915
Net cash from operating activities	1,899	992	3,247

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-90	-19	-29
Purchase of current available-for-sale investments, liquid assets	-3,929	-362	-2,800
Purchase of investments at fair value through profit and loss, liquid assets	—	-695	-695
Purchase of non-current available-for-sale investments	-69	-50	-95
Purchase of shares in associated companies	-26	-28	-30
Additions to capitalized development costs	—	-25	-27
Proceeds from (+) / payment of (-) other long-term loans receivable	1	—	2
Proceeds from (+) / payment of (-) short-term loans receivable	-1	2	2
Capital expenditures	-286	-281	-531
Proceeds from disposal of Group companies, net of disposed cash	-11	—	—
Proceeds from disposal of shares in associated companies	1	15	40
Proceeds from disposal of businesses	—	62	61
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	3,119	421	1,730
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	—	—	108
Proceeds from sale of non-current available-for-sale investments	46	1	14
Proceeds from sale of fixed assets	11	20	100
Dividends received	—	1	2
Net cash used in investing activities	-1,234	-938	-2,148

Cash flow from financing activities
Proceeds from long-term borrowings	1	3,396	3,901
Repayment of long-term borrowings	-2	-25	-209
Proceeds from (+) / payment of (-) short-term borrowings	252	-2,374	-2,842
Dividends paid	-1,518	-1,519	-1,546
Net cash used in financing activities	-1,267	-522	-696

Foreign exchange adjustment	308	20	-25
Net increase (+) / decrease (-) in cash and cash equivalents	-294	-448	378
Cash and cash equivalents at beginning of period	5,926	5,548	5,548
Cash and cash equivalents at end of period	5,632	5,100	5,926

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before non- controlling interest	Non- controlling interest	Total equity
Balance at December 31, 2008	246	442	-1,881	341	62	3,306	11,692	14,208	2,302	16,510
Translation differences				-150				-150	-11	-161
Net investment hedge gains, net of tax				25				25		25
Cash flow hedges, net of tax					-247			-247	38	-209
Available-for-sale investments, net of tax					-13			-13	-8	-21
Other decrease, net							-5	-5	-8	-13
Profit							502	502	-211	291
Total comprehensive income	—	—	—	-125	-260	—	497	112	-200	-88
Share-based compensation		-14						-14		-14
Excess tax benefit on share-based compensation		-13						-13		-13
Settlement of performance and restricted shares		-116	215			-128		-29		-29
Cancellation of treasury shares			969				-969	—		—
Dividend							-1,481	-1,481	-17	-1,498
Total of other equity movements	—	-143	1,184	—	—	-128	-2,450	-1,537	-17	-1,554
Balance at June 30, 2009	246	299	-697	216	-198	3,178	9,739	12,783	2,085	14,868

Balance at December 31, 2009	246	279	-681	-127	69	3,170	10,132	13,088	1,661	14,749
Translation differences				1,895				1,895	80	1,975
Net investment hedge losses, net of tax				-374				-374		-374
Cash flow hedges, net of tax					-182			-182	-103	-285
Available-for-sale investments, net of tax					35			35		35
Other decrease, net							-28	-28	-2	-30
Profit							576	576	-297	279
Total comprehensive income	—	—	—	1,521	-147	—	548	1,922	-322	1,600
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		19						19		19
Excess tax benefit on share-based compensation		-1						-1		-1
Settlement of performance and restricted shares		-8	11			-6		-3		-3
Reissuance of treasury shares			1					1		1
Conversion of debt to equity								—	500	500
Dividend							-1,484	-1,484	-35	-1,519
Total of other equity movements	—	9	12	—	—	-6	-1,484	-1,469	465	-1,004
Balance at June 30, 2010	246	288	-669	1,394	-78	3,164	9,196	13,541	1,804	15,345

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.06.2010	30.06.2009	31.12.2009

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	3	10	13

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—	—
Other guarantees	1,389	2,651	1,350

Contingent liabilities on behalf of associated companies
Other guarantees	—	1	—

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	—	1	—
Other guarantees	23	4	3

Leasing obligations	1,148	1,259	1,222

Financing commitments
Customer finance commitments	95	37	99
Venture fund commitments	307	355	293

1 EUR = 1.234 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2009.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — July 22, 2010

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to publish its third quarter 2010 results on October 21, 2010.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel